Exhibit 99.(II)

FOR IMMEDIATE RELEASE

             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")

      REPORTS FOURTH QUARTER AND FULL YEAR 2002 RESULTS, STABILIZING MARKET
             CONDITIONS AND PROGRESS ON ITS RE-CAPITALIZATION PLAN

Panama City, Republic of Panama, January 22, 2003 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, today reported results for the fourth quarter and full year ended December 31, 2002. The Bank reported net income for the fourth quarter of 2002 of $15.0 million, or $0.85 per share, compared with a net loss of $76.7 million, or $4.43 per share, reported in the fourth quarter of 2001.

Net loss for the year 2002 was $268.8 million, or $15.56 per share, compared with net income of $2.5 million, or $0.06 per share, reported for the year ended December 31, 2001.

Commenting on the latest quarterly results, Jose Castaneda, chief executive officer of BLADEX, said, "Since July 31, 2002 when we announced our $302 million provision against possible credit losses and impairment losses on securities in our Argentine portfolio, BLADEX has made significant progress toward returning the Bank to profitability and long-term growth. The operating momentum achieved in the third quarter this year continued in the fourth quarter. Importantly, market conditions have begun showing some signs of stabilizing, and meaningful progress was made on our plan to re-capitalize the Bank. In addition, our capital ratios improved. Throughout the period, we were able to fulfill our mission of providing trade financing to our clients in support of their objectives, while realizing attractive financial returns.

Our fourth quarter net income of $15.0 million ($0.85 per common share) was achieved on average assets of $3.1 billion for the quarter, just half of the Bank's average assets of $6.2 billion in the fourth quarter of 2001. This performance reflects the Bank's ability to adjust its size to a smaller capital base in a high risk environment. The 18.7% return on average equity and 1.9% return on assets for the quarter reflect our improved pricing power as a result of our commitment to the markets in which the Bank operates, as well as our stable portfolio quality.

Deposit balances, at $552 million at the end of the quarter, remained relatively stable, and BLADEX's cash balances of $479 million represented 87% of total deposits at December 31, 2002.

Contributing to the strength of our results in the quarter is the success we continue to have in mitigating our risks in Argentina and in achieving a solid risk/return balance in Brazil. Our exposure in Argentina, where interest income is accounted for on a cash basis, was $851 million at year-end, down $304 million from the beginning of the year and down $78 million in the final quarter, which included loan write offs of $20 million. For all of 2002, we had only $5.9 million in past due interest on Argentine loans and securities. While the resolution of the economic situation in Argentina remains uncertain, we continue to believe that our Argentine reserves are adequate under current conditions in the country. We are particularly encouraged by the improving tone of the dialogue between the Argentine government and the IMF.

Our portfolio in Brazil continues to be healthy and profitable. During the year our exposure in that country was reduced nearly 55% to $1.3 billion at year-end in order to mitigate our concentration risk given the smaller size of our balance sheet.

Excluding Argentina, BLADEX ended 2002 with basically no non-performing assets on its books. This reflects our rigorous credit process which, in the Bank's 24 years of operations, and excluding the current crisis in Argentina, has allowed us to extend $117 billion in credits while experiencing only $78 million in credit losses, equivalent to a low 0.06% of disbursements.

Significant progress was made during the quarter on the Bank's re-capitalization plan. At a special meeting on November 18, shareholders overwhelmingly approved a proposed amendment to BLADEX's Articles of Incorporation to increase the number of authorized shares to 185 million, a critical step in our plan to raise at least $100 million of Tier 1 equity capital through a rights offering. On December 17, 2002, BLADEX filed a Registration Statement with the Securities and Exchange Commission regarding a proposed rights offering to the holders of the Bank's Class A, Class B and Class E common stock. The Bank currently has preliminary commitments or expressions of interest from a group of existing Class A and Class B shareholders and a small number of other institutions, including multilateral organizations and development banks (the Core Support Group), to purchase for investment approximately $100 million of shares to the extent that shareholders do not subscribe for such shares in the rights offering. Further details on the re-capitalization plan are available in the Registration Statement, which is posted on our web site at www.blx.com.

During 2003, our financial goals are focused on four objectives: to conclude the re-capitalization of the Bank, to diversify our funding sources, to gradually re-leverage our balance sheet while adhering to our traditionally high credit standards, and to control expenses aggressively. Furthermore, we will continue to manage our liquidity in a conservative manner," Mr. Castaneda concluded.

SUMMARY ANALYSIS OF OPERATING RESULTS

The following table sets forth the condensed income statements of the Bank for the fourth quarter and year ended December 31, 2001, as well as for the third and fourth quarters of 2002 and for the year ended December 31, 2002.

(In $ millions)
----------------------------------------------------------------------------------------------------------------------------
                                                                   2001          2002        IVQ01       IIIQ02        IVQ02
----------------------------------------------------------------------------------------------------------------------------
Operating net interest income                                      67.8          53.9         18.6         11.3         11.3
Effect of interest rate gap                                        18.6           8.2          5.7          0.9          1.1
Interest income on available capital funds                         34.0          15.4          5.4          3.9          3.6
                                                                  -----         -----        -----        -----        -----
Net interest income (1)                                           120.4          77.6         29.7         16.1         16.0
Net commission and other income                                    19.1           8.0          3.7          1.1          2.2
                                                                  -----         -----        -----        -----        -----
Net revenues before gain on extinguishment of debt and
derivatives and hedging activities                                139.6          85.6         33.3         17.1         18.2
Gain on extinguishment of debt                                      0.0           1.4          0.0          1.4          0.0
Derivatives and hedging activities (2)                              7.4          -0.3          5.5          4.6         -0.4
                                                                  -----         -----        -----        -----        -----
Net revenues                                                      146.9          86.7         38.9         23.2         17.8
Operating expenses (3)                                            -24.0         -19.3         -6.7         -5.1         -3.8
                                                                  -----         -----        -----        -----        -----
Income before loss from operations and disposal of
segment, reversal /charge-off of unpaid interest on
non-accruing loans and adjustments, provision for
credit losses and impairment losses on securities,
income tax and cumulative effect of accounting change             123.0          67.4         32.1         18.1         14.0
Loss from operations and disposal of segment (4)                   -2.4          -2.3         -1.2          0.0         -0.1
Reversal / charge-off of unpaid interest accrued on
non-accruing loans and adjustments (5)                             -1.7         -10.9         -1.7          0.0         -0.1
Provision for possible credit losses, and impairment
loss on securities                                                -117.5        -323.0       -106.0        -2.3          1.2
Income tax                                                          0.0           0.0          0.0          0.0          0.1
Cumulative effect of accounting change                              1.1           0.0          0.0          0.0          0.0
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                   2.5         -268.8       -76.7         15.8         15.0
============================================================================================================================

      (1) Excludes reversals of interest accrued on Argentine loans and investments placed on non-accrual status of $1.7 million and $9.3 million in IVQ01 and in the first six months of 2002, respectively.

      (2) Represents the impact of the fair value adjustment of credit put options, which were exercised in IIIQ02, and the fair value of interest rate swaps (SFAS 133).

      (3) Includes $0.7 million of severance costs at BLADEX's headquarters during 2002 and the same amount for 2001. During the fourth quarter of 2002, outlays related to the re-capitalization process of approximately $1.4 million were reversed from the professional services line item and deferred to be deducted from the proceeds of the capital raising expected in 2003.

      (4) Represents $1.5 million and $32 thousand in severance costs related to the closing of the structured finance unit in New York in IIQ02 and IVQ02, respectively, and operating expenses for the year 2002 totaling $821 thousand, of which $724 thousand were incurred during the first half of 2002.

      (5) Includes reversals of interest accrued on Argentine loans and investments placed on non-accrual status of $1.7 million and $9.3 million in IVQ01 and in the first six months of 2002, respectively.

EXPOSURE IN ARGENTINA

The Bank's exposure in Argentina at December 31, 2002 amounted to $851 million, which represents a reduction of $304 million, or 26%, from December 31, 2001 and a reduction of $78 million, or 8%, from September 30, 2002. All of the Bank's exposure in Argentina continues to be denominated in U.S. dollars (with the exception of a small portion in Japanese yen). None of the Bank's loans have been converted to Argentine pesos.

The distribution of the Bank's Argentine credit portfolio at the dates set forth below was as follows:

      ----------------------------------------------------------------------------------------------------------------
                                                     DEC-31-01     MAR-31-02     JUN-30-02    SEPT-30-02     DEC-31-02
      ----------------------------------------------------------------------------------------------------------------
      Controlled subsidiaries of major US &
          European Banks                                 17.5%         17.7%         15.1%         15.3%         14.9%
      Branches of major US & European
          Banks                                           6.7%          6.2%          5.9%          4.7%          2.3%
      Controlled subsidiaries of major US &
          European Corporations                          21.2%         24.5%         25.8%         26.6%         29.1%
      State owned banks                                  30.8%         24.8%         25.8%         26.4%         27.4%
      Local banks                                        11.6%         13.4%         13.5%         12.8%         11.6%
      Local corporations                                 12.3%         13.4%         14.0%         14.2%         14.4%
      Sovereign Debt                                       --            --            --            --           0.4%
      ----------------------------------------------------------------------------------------------------------------

In addition, the Bank had reverse repurchase agreements with Argentine counterparties totaling $132 million at December 31, 2002, which are fully collateralized with U.S. Treasury securities, compared to $132 million at September 30, 2002 and $292 million at December 31, 2001.

During 2002, the Bank collected interest of approximately $38.2 million from Argentine borrowers, or 87% of the amount due, while interest in the amount of $5.9 million was past due at December 31, 2002. In accordance with the Bank's policy, all payments are recorded on a cash basis. Although significant amounts of interest payments have been received on a consistent basis from most of the Bank's clients in Argentina, the ultimate collection of principal on these loans is evaluated separately in the allowance for credit losses methodology. As of December 31, 2002, total reserves for credit losses were $453 million, of which $380 million related to the Bank's loan and off-balance sheet credit exposure in Argentina of $744 million. Fair market value adjustments (impairment loss on securities and unrealized gain (loss) on securities) on the Bank's $107 million in investment securities in Argentina amounted to $73 million.

EXPOSURE IN BRAZIL

Since the beginning of the year, BLADEX's Brazilian exposure was reduced by $1,344 million, or 55%, to $1,115 million (net of fair value adjustments of investment securities) at December 31, 2002, down $179 million from the end of the third quarter of 2002. Except for only $5 thousand in past due interest, the Brazilian portfolio was current. Credits in Brazil of $793 million, or 71% of the portfolio, are scheduled to mature in 2003, and a further $287 million (25%) are scheduled to mature in 2004. This reflects the high liquidity of the Bank's Brazilian portfolio as well as the high quality and short-term nature of the exposure. The Bank's portfolio in Brazil is composed of banks (79%) and corporations (21%). 63% of the exposure is trade-related compared to 56% at September 30, 2002.

BUSINESS

The average credit portfolio (loans, securities purchased under agreements to resell, and selected investment securities, net of unearned income and fair value adjustments, plus acceptances and contingencies) for the fourth quarter of 2002 was $3,425 million. The following table sets forth the Bank's daily average credit portfolio for each quarter in the fifteen-month period ended December 31, 2002:

(In $ millions, except percentages)
------------------------------------------------------------------------------------------------------------------
                                                                 IVQ01       IQ02      IIQ02     IIIQ02      IVQ02
------------------------------------------------------------------------------------------------------------------
Average credit portfolio (1)                                     6,666      5,701      4,793      3,974      3,425
Quarterly  rate of change in average credit portfolio(%)            -2%       -14%       -16%       -17%       -14%
------------------------------------------------------------------------------------------------------------------

(1) The average of loans, securities purchased under agreements to resell, and selected investment securities, net of unearned income and fair value adjustments, plus acceptances and contingencies.

The following table sets forth the Bank's daily average credit portfolio as well as the daily average loan portfolio (loans, securities purchased under agreements to resell, and selected investment securities, net of unearned income and fair value adjustments) and the daily average acceptances and contingencies for each month in the six-month period ended December 31, 2002:

(In $ millions, except percentages)
------------------------------------------------------------------------------------------------------------------------------------
                                                                        JUL02      AGO02      SEP02      OCT02      NOV02      DEC02
------------------------------------------------------------------------------------------------------------------------------------
Daily average loan portfolio (1)                                        3,545      3,372      3,225      3,069      2,949      2,832
Daily average acceptances & contingencies                                 633        614        535        520        469        435
                                                                        -----      -----      -----      -----      -----      -----
Daily average credit portfolio (2)                                      4,178      3,986      3,760      3,590      3,418      3,267
------------------------------------------------------------------------------------------------------------------------------------
Monthly rate of change in  daily average loan portfolio (%)               -6%        -5%        -4%        -5%        -4%        -4%
Monthly rate of change in daily average credit portfolio (%)              -8%        -5%        -6%        -5%        -5%        -4%
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes loans, securities purchased under agreements to resell, and selected investment securities, net of unearned income and fair value adjustments.

(2) Includes the loan portfolio (see note 1 above), plus acceptances and contingencies.

The decline in the average credit portfolio resulted from management's decision to i) maintain an adequate level of capitalization following Argentine provision charges, ii) reduce credit exposure commensurate with increasing risk levels in some countries in the region, and iii) adapt the balance sheet to smaller funding levels. The reductions were implemented through portfolio run-offs.

At December 31, 2002 (i) the Bank's outstanding credit portfolio net of fair value adjustments was $3,232 million, (ii) the loan portfolio was $2,809 million and (iii) acceptances and contingencies amounted to $423 million. At December 31, 2002, approximately $2,508 million, or 78%, in principal amount of the Bank's credit portfolio (net of fair value adjustments) was outstanding to borrowers in the following five countries: Brazil ($1,115 million, or 35%); Argentina ($774 million, or 24%); Mexico ($230 million, or 7%); Dominican Republic ($220 million, or 7%); and Venezuela ($168 million, or 5%). A comparative credit distribution by country is shown in Exhibit VIII hereto.

LIQUIDITY

During the last 18 months, the Bank has tripled its liquidity as a percentage of its overall balance sheet to over 16% at year-end. At December 31, 2002, the Bank's net cash position was $479 million, compared to $487 at September 30, 2002, and $559 million at December 31, 2001. Total deposits declined by $1,019 million during the year, and stabilized during the last quarter in which the reduction was $16 million or 3%. The Bank's net cash position was equal to 87% of deposits at December 31, 2002. The following table shows the maturity profile of the interest earning assets and interest bearing liabilities of the Bank as of December 31, 2002, indicating that the Bank has sufficient asset maturities in the short-term to cover the maturity of its liabilities:

(In $ millions)
-------------------------------------------------------------------------------
                             Interest     Interest
                              earning     bearing
Time periods                   Assets    Liabilities       Gap        Acum. Gap
-------------------------------------------------------------------------------

1 to 30 days                  $  810        $  668        $ 142         $142
31 to 60 days                    134           209          (76)          66
61 to 90 days                    236           137           99          165
91 to 120 days                   177           115           62          227
121 to 150 days                  180            98           81          308
151 to 180 days                  197            83          114          422
181 to 365 days                  262           554         (292)         131
1 to 2 years                     386           260          126          256
2 to 3 years                     103           234         (131)         126
3 to 4 years                      18            19           (1)         124
4 to 5 years                     701           106          595          719
Unpaid assets                    165            --          165          884
                              ------        ------        -----
Total                         $3,369        $2,485        $ 884

Notes:

1.    Maturities of Argentine assets are included in the 4 to 5 year range.

2. Does not include adjustments, swaps, fair value adjustments of investment securities, premiums or discounts.

ASSET QUALITY

The Bank's total allowances for credit losses amounted to $453.1 million at December 31, 2002 compared to $474.9 million at September 30, 2002. Provisions are based on a case-by-case risk analysis, and include such factors as payment experience to date, ability to generate U.S. dollar cash flows, strength of shareholder support, and industry prospects. During the fourth quarter of 2002, the Bank charged-off Argentine loans of $19.7 million, which had been 100% provisioned.

The Bank's portfolio outside Argentina is performing well. The allowances for credit losses allocated to the entire portfolio outside Argentina represented 3.0% of the portfolio, compared to 2.6% at June 30, 2002. The following table sets forth the Bank's allowance for possible credit losses for the quarters ended at the dates shown below:

-----------------------------------------------------------------------------------------------------------------
(In $ millions)                                       31-DEC-01    31-MAR-02   30-JUN-02   30-SEP-02   31-DEC-02
-----------------------------------------------------------------------------------------------------------------
Allowance for possible credit losses
At beginning of period                                    139.2        194.7       214.7       474.6       474.9
   Provisions charged to expense                           65.6         20.0       259.9         0.0        -1.2
   Recoveries                                               0.1          0.0         0.0         0.3         0.0
   Charged-off loans                                      -10.3          0.0         0.0         0.0       -20.6
-----------------------------------------------------------------------------------------------------------------
Balance at end of period                                  194.7        214.7       474.6       474.9       453.1
-----------------------------------------------------------------------------------------------------------------

NET REVENUES

Net revenues (net interest income and commission income (less commission expense) plus income from derivatives and hedging activities, gain on extinguishment of debt, gain on the sale of loans, gain on the sale of securities available for sale, and other income) for the fourth quarter of 2002 decreased 24% compared to the third quarter of 2002. The following table shows the components of net revenues for the periods set forth below:

          (In $ millions)
          ----------------------------------------------------------------------------------------
                                                   IVQ01      IIIQ02      IVQ02     2001      2002
          ----------------------------------------------------------------------------------------
          Net interest income                       28.0        16.1       15.8    118.7      66.7
          Commission income                          3.9         1.6        2.1     14.9       8.9
          Commission expenses                       -0.3        -0.5       -0.7     -1.2      -1.9
                                                    ----        ----       ----     ----      ----
              Sub-total                             31.6        17.2       17.2    132.4      73.7
          Derivatives and hedging activities         5.5         4.6       -0.4      7.4      -0.3
          Gain on extinguishment of debt             0.0         1.4        0.0      0.0       1.4
          Gain on the sale of loans                  0.0         0.0        0.0      0.6       0.1
          Gain on the sale of securities AFS         0.0         0.0        0.1      4.8       0.2
          Other income                               0.0         0.0        0.7      0.1       0.8
          ----------------------------------------------------------------------------------------
          Net revenues                              37.2        23.2       17.7    145.3      75.8
          ----------------------------------------------------------------------------------------

Income generated from the credit activity of the Bank (net interest income plus net commission income) amounted to $17.2 million for the fourth quarter of 2002, unchanged from the third quarter of 2002.

NET INTEREST INCOME

A.    Net interest income comparison IVQ02 vs. IIIQ02

      Net interest income amounted to $15.8 million in the fourth quarter of 2002, compared to $16.1 million in the third quarter 2002, and compared to $28.0 million in the fourth quarter of 2001. The $0.2 million decline in net interest income in the fourth quarter of 2002 as compared to the third quarter of 2002 was mainly due to the decline of approximately $401 million in the average loan portfolio outside Argentina, which was partly offset by an increase of 9 basis points in lending margins.

B.    Net interest income comparison 2002 vs. 2001

      Net interest income amounted to $66.7 million for the year 2002, compared to $118.7 million for the year 2001. The $52.1 million decline was mainly due to a $18.5 million decline in interest income generated on available capital funds. The return on available capital funds is sensitive to interest rates, as capital funds are placed mostly in short-term interest earning assets, which are priced based on LIBOR. During the year 2002, average LIBOR interest rates declined by approximately 200 basis points compared to the year 2001.

      Another factor contributing to the decline in net interest income was the reduction of $1.7 billion in the average loan portfolio, which was partially offset by an increase of 31 basis points in lending margins associated with performing loans (i.e., excluding Argentine loans for which interest income is recorded on a cash basis).

      The Bank's interest rate gap structure also affected net interest income negatively during the year 2002 as compared to the year 2001. During 2002, the combination of a favorable asset and liability maturity profile and a stable interest rate environment reduced the gains from the interest rate gap compared to the year 2001, when the Bank benefited from a declining interest rate environment and a larger asset and liability mismatch on its balance sheet.

      The interest income reversal on loans and investments placed on non-accrual status during 2002 of $9.4 million, compared to $1.7 million in 2001, also contributed to the reduction in net interest income for 2002.

Net interest margins

The net interest margin (net interest income divided by the average balance of interest-earning assets) and net interest spread (average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities) for the fourth quarter of 2002 were 1.83% and 1.22%, respectively. The table below sets forth the net interest margin and the net interest spread during the periods indicated:

         ----------------------------------------------------------------
                                IVQ01   IIIQ02     IVQ02    2001    2002
         ----------------------------------------------------------------
         Net Interest Margin    1.82%    1.63%     1.83%   2.00%   1.53%
         Net Interest Spread    1.33%    1.07%     1.22%   1.32%   1.01%
         ----------------------------------------------------------------

A.    Net interest margin comparison IVQ02 vs. IIIQ02

      The Bank estimates that the 20 basis point increase in the net interest margin during the fourth quarter of 2002, as compared to the third quarter of 2002, was mainly due to the combination of:

      i) higher interest income than the prior quarter from the Bank's Argentine portfolio (which is recorded on a cash basis), which had a positive effect of 10 basis points on the net interest margin;

      ii) higher net lending margins, resulting in a positive effect of 4 basis points on the net interest margin;

      iii) higher gains from the Bank's liability sensitive interest rate gap, which had a positive effect of 4 basis points on the net interest margin; and

      iv) a higher return on the Bank's available capital funds, resulting in a positive effect of 2 basis points on the net interest margin.

B.    Net interest margin comparison 2002 vs. 2001

      The Bank estimates that the decline of 47 basis points in the net interest margin during the year 2002, as compared to 2001, was mainly due to a combination of:

      i) lower interest rates, which generated a lower return on the Bank's available capital funds, resulting in a negative effect of 22 basis points on the net interest margin;

      ii) the interest income reversal on loans and investments placed on non-accrual status during 2002 of $9.4 million, compared to $1.7 million in 2001, which had a negative effect of 19 basis points on the net interest margin;

      iii) lower gains from the Bank's liability-sensitive interest rate gap, which had a negative effect of 16 basis points on the net interest margin; and

      iv) higher net lending margins, resulting in a positive effect of 10 basis points on the net interest margin.

COMMISSION INCOME

The following table shows the components of commission income for the periods indicated:

      (In $ thousands)
      --------------------------------------------------------------------------------------------
      COMMISSION INCOME                         IVQ01     IIIQ02      IVQ02        2001       2002
      --------------------------------------------------------------------------------------------
      Letters of credit                         1,709        783      1,206       5,794      3,655

      Guarantees:

            Country risk coverage business        687        488        380       3,061      1,997

            Other guarantees                    1,243        335        246       5,651      2,305

      Loans                                       234         17        260         428        968
                                                -----      -----      -----      ------      -----

         TOTAL COMMISSION INCOME                3,873      1,623      2,092      14,934      8,925
                                                =====      =====      =====      ======      =====
      --------------------------------------------------------------------------------------------

The decline in commission income during the year 2002 resulted mainly from the Bank's decision to de-emphasize its US commercial paper risk participation and country risk guarantee business.

The increase in commission income during the last quarter of 2002 was mainly due to higher pricing in letter of credit confirmations.

OPERATING EXPENSES

The following table shows the components of total operating expenses for the periods indicated:

(In $ thousands)
-----------------------------------------------------------------------------------------------
OPERATING EXPENSES                                   IVQ01   IIIQ02     IVQ02     2001     2002
-----------------------------------------------------------------------------------------------
Salaries and other employee expenses                   884    1,738     2,466    9,959    9,175
Communications                                         156      117       146      721      575
Depreciation of premises and equipment                 267      362       391    1,195    1,418
Professional services                                  875    1,693      -444    2,986    2,388
Maintenance and repairs                                221      173       257      698      916
Rent of office and equipment                           132      138       123      615      542
Pre-Operating costs                                  2,235        0         0    2,967        0
Restructuring charges                                  292       46        77      689      776
Other operating expenses                             1,669      825       832    4,143    3,517
                                                     -----    -----     -----   ------   ------
TOTAL OPERATING EXPENSES                             6,731    5,093     3,848   23,973   19,306
                                                     =====    =====     =====   ======   ======
-----------------------------------------------------------------------------------------------

During the fourth quarter of 2002, outlays related to the re-capitalization process of approximately $1.4 million were reversed from the professional services line item and deferred to be deducted from the proceeds of the capital raising expected in 2003.

PERFORMANCE AND CAPITAL RATIOS

The return on average stockholders' equity and return on average assets for the quarter ended December 31, 2002 were 18.69% and 1.93%, respectively, compared to negative returns in the fourth quarter of 2001.

The ratio of common equity to total assets at December 31, 2002 was 11.2% compared to 10.1% at December 30, 2001, and compared to 8.9% at September 30, 2002. Although the Bank is not subject to the capital adequacy requirements of the Federal Reserve Board, if the Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank's Tier 1 and Total Capital Ratios would be 15.3% and 16.5%, respectively, as of December 31, 2002, compared to 15.7% and 17.4%, respectively, as of December 31, 2001, and 12.4% and 13.6%, respectively, as of September 30, 2002.

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the adequacy of the Bank's allowance for credit losses to address the likely impact of the Argentine crisis on the Bank's credit portfolio, the Bank's ability to maintain a healthy and profitable portfolio in Brazil, the ability of the Bank to achieve profitability and long-term future growth, the Bank's ability to execute a planned recapitalization, the sufficiency of the Bank's asset maturities in the short-term to cover the maturities of its liabilities, the ability of the Bank to manage its liquidity position to cover large deposit withdrawals and the performance of the Bank's portfolio outside Argentina. These forward-looking statements reflect the expectations of the Bank's management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties which could materially impact the Bank's expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a further contraction of the Bank's credit portfolio, adverse economic or political developments in the region, particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank's loan portfolio and, if sufficiently severe, result in the Bank's allowance for probable credit losses being insufficient to cover losses in the portfolio, an unwillingness on the part of the Bank's existing shareholders or other investors to invest additional equity capital in the Bank, unanticipated developments with respect to international banking transactions (including among other things, interest rate spreads and competitive conditions), a change in the Bank's credit ratings, events in Argentina, Brazil or other countries in the region unfolding in a manner that is detrimental to the Bank or which result in adequate liquidity being unavailable to the Bank, or the Bank's operations being less profitable than anticipated.

Note:

Various numbers and percentages set out in this press release have been rounded and, accordingly, may not total exactly.

                                                                       EXHIBIT I
                      CONSOLIDATED STATEMENT OF OPERATIONS

------------------------------------------------------------------------------------------------------------------------------------
                                                                        AT AND FOR THE THREE MONTHS
                                                                              ENDED DECEMBER 31,
                                                                        ---------------------------
                                                                           2001              2002            CHANGE            %
------------------------------------------------------------------------------------------------------------------------------------
                                                                         (In $ thousands, except percentages and per share amounts)
INCOME STATEMENT DATA:
Interest income .................................................        $ 76,693          $ 32,710          ($43,983)         (57)%
Interest expense ................................................         (48,683)          (16,863)           31,820          (65)
                                                                         --------          --------          --------
NET INTEREST INCOME .............................................          28,010            15,847           (12,163)         (43)

Provision for loan losses .......................................         (65,644)             (688)           64,956          (99)
                                                                         --------          --------          --------
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES ......         (37,635)           15,159            52,794         (140)


OTHER INCOME (EXPENSE):
Commission income ...............................................           3,873             2,092            (1,781)         (46)
Commission expense and other charges ............................            (272)             (690)             (418)         154
Provision for losses on off-balance sheet credit risk ...........               0             1,881             1,881          n.a.
Derivatives and hedging activities ..............................           5,521              (367)           (5,888)        (107)
Impairment loss on securities ...................................         (40,356)               (8)           40,347         (100)
Gain on the sale of loans .......................................              22                15                (7)         (30)
Gain on the sale of securities available for sale ...............               0                64                64          n.a.
Other income ....................................................              30               745               714          n.s.
                                                                         --------          --------          --------
NET OTHER INCOME (EXPENSE) ......................................         (31,182)            3,731            34,914         (112)

OPERATING EXPENSES:
Salaries and other employee expenses ............................            (884)           (2,466)           (1,582)         179
Communications ..................................................            (156)             (146)               10           (6)
Depreciation of premises and equipment ..........................            (267)             (391)             (124)          47
Professional services ...........................................            (875)              444             1,318         (151)
Maintenance and .repairs ........................................            (221)             (257)              (36)          16
Rent of office and equipment ....................................            (132)             (123)                9           (7)
Pre-operating costs .............................................          (2,235)                0             2,235         (100)
Restructuring charges ...........................................            (292)              (77)              215          (74)
Other operating expenses ........................................          (1,669)             (832)              837          (50)
                                                                         --------          --------          --------
TOTAL OPERATING EXPENSES ........................................          (6,731)           (3,848)            2,883          (43)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX ......         (75,548)           15,042            90,590         (120)
  Income tax ....................................................               0                71                71          n.a.
                                                                         --------          --------          --------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET ...................         (75,548)           15,113            90,661         (120)

DISCONTINUED OPERATIONS:
  Loss from operations and disposal of segment ..................          (1,161)             (103)            1,058          (91)
                                                                         --------          --------          --------

NET INCOME (LOSS) ...............................................        ($76,709)         $ 15,010            91,719         (120)
                                                                         ========          ========          ========
NET INCOME (LOSS) AVAILABLE FOR COMMON
 STOCKHOLDERS ...................................................        ($77,021)         $ 14,755          $ 91,776         (119)%

PER COMMON SHARE DATA:
Net income (loss), after Preferred Stock dividend ...............           (4.43)             0.85
Diluted earnings per share (losses) .............................           (4.43)             0.85

COMMON SHARES OUTSTANDING:
Period average ..................................................          17,372            17,343

PERFORMANCE RATIOS:
Return on average assets ........................................           -4.93%             1.93%
Return on average common stockholders' equity ...................          -44.03%            18.69%
Net interest margin .............................................            1.82%             1.83%
Net interest spread .............................................            1.33%             1.22%
Total operating expenses to total average assets ................            0.43%             0.50%
------------------------------------------------------------------------------------------------------------------------------------

                    SUMMARY CONSOLIDATED FINANCIAL DATA               EXHIBIT II

--------------------------------------------------------------------------------------------------------------------------
                                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                                                             2001                     2002
--------------------------------------------------------------------------------------------------------------------------
                                                                                           (In $ thousands, except per
                                                                                              share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income ................................................                  $   118,739              $    66,655
Provision for loan losses ..........................................                      (77,144)                (272,586)
Commission income ..................................................                       14,934                    8,925
Commission expense and other charges ...............................                       (1,243)                  (1,915)
Provision for losses on off-balance sheet credit risk ..............                            0                   (6,170)
Derivatives and hedging activities .................................                        7,379                     (341)
Impairment loss on securities ......................................                      (40,356)                 (44,268)
Gain on early extinguishment of debt ...............................                            0                    1,430
Gain on the sale of loans ..........................................                          565                       50
Gain on the sale of securities available for sale ..................                        4,798                      184
Other income .......................................................                           89                      803
Operating expenses .................................................                      (23,973)                 (19,306)
                                                                                      -----------              -----------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX .........                        3,787                 (266,539)
   Income tax ......................................................                          (35)                      47
                                                                                      -----------              -----------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET ......................                        3,752                 (266,492)
DISCONTINUED OPERATIONS:
   Loss from operations and disposal of segment ....................                       (2,388)                  (2,346)
                                                                                      -----------              -----------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE ........                        1,364                 (268,838)
Cumulative effect of accounting change .............................                        1,129                        0
                                                                                      -----------              -----------
NET INCOME (LOSS) ..................................................                  $     2,494                ($268,838)
                                                                                      ===========              ===========
Net income (loss) available for common stockholders ................                  $     1,138                ($269,850)

BALANCE SHEET DATA:
Loans, net .........................................................                    4,536,105                2,077,307
Securities purchased under agreements to resell ....................                      291,871                  132,022
Investment securities ..............................................                      362,098                  165,714
Total assets .......................................................                    5,925,436                2,929,267
Deposits ...........................................................                    1,571,359                  551,973
Short-term borrowings and placements ...............................                    1,823,324                  647,344
Medium and long-term borrowings and placements .....................                    1,787,161                1,285,493
Total liabilities ..................................................                    5,311,786                2,587,868
Redeemable preferred stock .........................................                       15,232                   12,476
Common stockholders' equity ........................................                      598,418                  328,923

PER COMMON SHARE DATA:
Net income, after Preferred Stock dividend .........................                         0.06                   (15.56)
Diluted earnings per share .........................................                         0.06                   (15.56)
Book value (period average) ........................................                        38.59                    25.66
Book value (period end) ............................................                        34.43                    18.91

COMMON SHARES OUTSTANDING:
Period average .....................................................                       18,102                   17,343
Period end .........................................................                       17,341                   17,343

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets ...........................................                         0.04%                   -6.47%
Return on average common stockholders' equity ......................                         0.16%                  -60.48%
Net interest margin ................................................                         2.00%                    1.53%
Net interest spread ................................................                         1.32%                    1.01%
Total operating expenses to total average assets ...................                         0.40%                    0.46%

ASSET QUALITY RATIOS:
Non-accruing loans to total loan portfolio .........................                         1.44%                   24.70%
Net charge offs to total loan portfolio ............................                         0.19%                    0.73%
Allowance for loan losses to total loan portfolio ..................                         3.31%                   15.35%
Allowance for loan losses to non-accruing loans ....................                       230.32%                   62.15%
Allowance for losses on off-balance sheet credit risk to total
  contingencies net of mark-to-market guarantees ...................                         1.88%                    5.53%

CAPITAL RATIOS:
Common stockholders' equity to total assets ........................                        10.10%                   11.23%
Common stockholders' equity and preferred stock to total assets.....                        10.36%                   11.65%
Tier 1 capital to risk-weighted assets .............................                        15.73%                   15.26%
Total capital to risk-weighted assets ..............................                        17.39%                   16.51%
--------------------------------------------------------------------------------------------------------------------------

                                                                     EXHIBIT III
                      CONSOLIDATED STATEMENT OF OPERATIONS

-----------------------------------------------------------------------------------------------------------------------------------
                                                                               FOR THE YEAR
                                                                             ENDED DECEMBER 31,
                                                                     ---------------------------------
                                                                       2001                      2002          CHANGE           %
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    (In $ thousands, except percentages)
INCOME STATEMENT DATA:
Interest income ..............................................       $ 378,422                $ 165,800       ($212,621)       (56)%
Interest expense .............................................        (259,683)                 (99,145)        160,538        (62)
                                                                     ---------                ---------       ---------
NET INTEREST INCOME ..........................................         118,739                   66,655         (52,084)       (44)

Provision for loan losses ....................................         (77,144)                (272,586)       (195,442)       253
                                                                     ---------                ---------       ---------
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES ...          41,594                 (205,931)       (247,525)      (595)


OTHER INCOME (EXPENSE):
Commission income ............................................          14,934                    8,925          (6,010)       (40)
Commission expense and other charges .........................          (1,243)                  (1,915)           (671)        54
Provision for losses on off-balance sheet credit risk ........               0                   (6,170)         (6,170)       n.a.
Derivatives and hedging activities ...........................           7,379                     (341)         (7,720)      (105)
Impairment loss on securities ................................         (40,356)                 (44,268)         (3,913)        10
Gain on early extinguishment of debt .........................               0                    1,430           1,430        n.a.
Gain on the sale of loans ....................................             565                       50            (514)       (91)
Gain on the sale of securities available for sale ............           4,798                      184          (4,615)       (96)
Other income .................................................              89                      803             714        800
                                                                     ---------                ---------       ---------
NET OTHER INCOME (EXPENSE) ...................................         (13,834)                 (41,302)        (27,468)       199

OPERATING EXPENSES:
Salaries and other employee expenses .........................          (9,959)                  (9,175)            785         (8)
Communications ...............................................            (721)                    (575)            146        (20)
Depreciation of premises and equipment .......................          (1,195)                  (1,418)           (223)        19
Professional services ........................................          (2,986)                  (2,388)            598        (20)
Maintenance and repairs ......................................            (698)                    (916)           (218)        31
Rent of office and equipment .................................            (615)                    (542)             74        (12)
Pre-operating costs ..........................................          (2,967)                       0           2,967       (100)
Restructuring charges ........................................            (689)                    (776)            (87)        13
Other operating expenses .....................................          (4,143)                  (3,517)            626        (15)
                                                                     ---------                ---------       ---------
TOTAL OPERATING EXPENSES .....................................         (23,973)                 (19,306)          4,667        (19)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX ...           3,787                 (266,539)       (270,326)       n.s
 Income tax ..................................................             (35)                      47              82       (235)
                                                                     ---------                ---------       ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET ................           3,752                 (266,492)       (270,244)       n.s

DISCONTINUED OPERATIONS:
Loss from operations and disposal of segment .................          (2,388)                  (2,346)             42         (2)
                                                                     ---------                ---------       ---------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE...           1,364                 (268,838)       (270,202)

Cumulative effect of accounting change .......................           1,129                        0          (1,129)      (100)
                                                                     ---------                ---------       ---------

NET INCOME (LOSS) ............................................       $   2,494                ($268,838)      ($271,331)       n.s
                                                                     =========                =========       =========
------------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT IV

                           CONSOLIDATED BALANCE SHEET

----------------------------------------------------------------------------------------------------------------------------------
                                                                       AT DECEMBER 31,
                                                             ----------------------------------
                                                                 2001                   2002               CHANGE             %
----------------------------------------------------------------------------------------------------------------------------------
                                                            (In $ thousands, except percentages)
ASSETS
Cash and due from banks .............................        $     1,989            $       828             ($1,161)         (58)%
Interest-bearing deposits with banks ................            556,682                478,436             (78,246)         (14)
Securities purchased under agreements to resell .....            291,871                132,022            (159,849)          (1)
Investment securities ...............................            362,098                165,714            (196,384)         (54)
Loans ...............................................          4,733,710              2,516,512          (2,217,197)         (47)
 Less:
   Allowance for loan losses ........................           (177,484)              (429,720)           (252,237)         142
   Unearned income ..................................            (20,121)                (9,485)             10,635          (53)
                                                             -----------            -----------         -----------
      Loans, net ....................................          4,536,105              2,077,307          (2,458,799)         (54)

Customers' liabilities under acceptances ............             31,888                 34,840               2,952            9
Premises and equipment ..............................              5,478                  5,087                (391)          (7)
Accrued interest receivable .........................             74,400                 15,412             (58,988)         (79)
Other assets ........................................             64,924                 19,621             (45,303)         (70)
                                                             -----------            -----------         -----------

  TOTAL ASSETS ......................................          5,925,436              2,929,267         ($2,996,169)         (51)%
                                                               =========              =========         ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits ............................................          1,571,359                551,973          (1,019,387)         (65)
Short-term borrowings and placements ................          1,823,324                647,344          (1,175,979)         (64)
Medium and long-term borrowings and placements ......          1,787,161              1,285,493            (501,668)         (28)
Acceptances outstanding .............................             31,888                 34,840               2,952            9
Accrued interest payable ............................             39,894                 11,872             (28,022)         (70)
Other liabilities ...................................             58,159                 56,345              (1,814)          (3)
                                                             -----------            -----------         -----------

  TOTAL LIABILITIES .................................        $ 5,311,786            $ 2,587,868         ($2,723,918)         (51)%
                                                             -----------            -----------         -----------

Redeemable preferred stock ..........................        $    15,232            $    12,476             ($2,756)         (18)%

COMMON STOCKHOLDERS' EQUITY
Common stock, no par value ..........................            133,217                133,235
Treasury stock ......................................            (85,634)               (85,634)
Capital surplus .....................................            145,456                145,490
Capital reserves ....................................            305,210                 95,210
Accumulated other comprehensive loss ................               (506)                  (118)
Retained earnings ...................................            100,674                 40,740
                                                             -----------            -----------

 TOTAL COMMON STOCKHOLDERS' EQUITY ..................        $   598,418            $   328,923           ($269,495)         (45)%
                                                             -----------            -----------         -----------

 Commitments and contingent liabilities
 TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY .............................        $ 5,925,436            $ 2,929,267         ($2,996,169)         (51)%
                                                             ===========            ===========         ===========
----------------------------------------------------------------------------------------------------------------------------------

                                                                       EXHIBIT V

              CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

------------------------------------------------------------------------------------------------------------------------------------
                                                                            FOR THE THREE MONTHS ENDED DECEMBER 31,
                                                           -------------------------------------------------------------------------
                                                                         2001                                       2002
                                                           ----------------------------------       --------------------------------
                                                             AVERAGE                    AVG.        AVERAGE                     AVG.
                                                             BALANCE       INTEREST     RATE        BALANCE       INTEREST     RATE
------------------------------------------------------------------------------------------------------------------------------------
                                                                                (In $ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks .................     $   547,319      $ 3,107     2.22%     $   481,945      $ 1,802     1.46%
Securities purchased under agreements to resell ......     $   297,368        2,425     3.19          132,022          788     2.34
Loans, net of discount ...............................       4,851,837       65,175     5.26        1,891,802       19,183     3.97
Impaired loans .......................................           6,189            0     0.00          729,322        7,199     3.86
Investment securities ................................         411,674        5,985     5.69          202,295        3,737     7.23

                                                           -------------------------------------------------------------------------
TOTAL INTEREST EARNING ASSETS ........................     $ 6,114,386      $76,693     4.91%     $ 3,437,387      $32,710     3.72%
                                                           -------------------------------------------------------------------------

Non interest earning assets ..........................     $   143,775                            $    71,251
Allowance for loan losses ............................        (117,725)                              (449,118)
Other assets .........................................          32,795                                 23,121

                                                           -----------                            -----------
TOTAL ASSETS .........................................     $ 6,173,231                            $ 3,082,640
                                                           -----------                            -----------

INTEREST BEARING LIABILITITES
Deposits
    Demand ...........................................     $     4,863      $     7     0.60%     $     5,066      $     9     0.71%
    Time .............................................       1,696,270       11,335     2.61          545,712        2,377     1.70
Short-term borrowings and placements .................       1,857,522       18,490     3.90          721,825        4,379     2.37
Medium and long-term borrowings and placements .......       1,764,771       18,850     4.18        1,358,701       10,098     2.91

                                                           -------------------------------------------------------------------------
TOTAL INTEREST BEARING LIABILITIES ...................     $ 5,323,425      $48,683     3.58%     $ 2,631,304      $16,863     2.51%
                                                           -------------------------------------------------------------------------

Non interest bearing liabilities and other liabilities     $   140,424                            $   125,564

TOTAL LIABILITIES ....................................       5,463,849                              2,756,868

Redeemable preferred stock ...........................          15,303                                 12,562
Common stockholders' equity ..........................         694,079                                313,211

TOTAL LIABILITIES, REDEEMABLE PREFERRED
 STOCK AND COMMON STOCKHOLDERS' EQUITY ...............     $ 6,173,231                            $ 3,082,640
                                                           -----------                            -----------

NET INTEREST SPREAD ..................................                                  1.33%                                  1.22%
                                                                                        ----                                   ----
NET INTEREST INCOME AND NET
  INTEREST MARGIN ....................................                      $28,010     1.82%                      $15,847     1.83%
                                                                            ----------------                       -----------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT VI

              CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                           -------------------------------------------------------------------------
                                                                         2001                                     2002
                                                           --------------------------------      -----------------------------------
                                                             AVERAGE                   AVG.        AVERAGE                      AVG.
                                                             BALANCE      INTEREST     RATE        BALANCE        INTEREST     RATE
------------------------------------------------------------------------------------------------------------------------------------
                                                                         (In $ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks .................     $   395,190    $ 14,227     3.55%     $   557,255      $  9,614     1.70%
Securities purchased under agreements to resell ......         181,384       4,919     2.67          182,258         4,660     2.52
Loans, net of discount ...............................       4,919,887     325,418     6.52        2,941,200       117,450     3.94
Impaired loans .......................................          12,636           0     0.00          422,412        16,572     3.87
Investment securities ................................         434,166      33,857     7.69          261,295        17,505     6.61

                                                           -------------------------------------------------------------------------
TOTAL INTEREST EARNING ASSETS ........................     $ 5,943,262    $378,422     6.28%     $ 4,364,420      $165,800     3.75%
                                                           -------------------------------------------------------------------------

Non interest earning assets ..........................     $   146,149                           $    85,674
Allowance for loan losses ............................        (116,127)                             (323,110)
Other assets .........................................          29,441                                25,067

                                                           -----------                           -----------
TOTAL ASSETS .........................................     $ 6,002,725                           $ 4,152,052
                                                           -----------                           -----------

INTEREST BEARING LIABILITITES
Deposits
    Demand ...........................................     $     5,815    $     42     0.72%     $     5,131      $     37     0.71%
    Time .............................................       1,733,010      74,480     4.24          786,470        15,247     1.91
Short-term borrowings and placements .................       1,705,731      89,357     5.17        1,218,036        33,555     2.72
Medium and long-term borrowings and placements .......       1,714,333      95,803     5.51        1,568,723        50,306     3.16

                                                           -------------------------------------------------------------------------
TOTAL INTEREST BEARING LIABILITIES ...................     $ 5,158,889    $259,683     4.96%     $ 3,578,360      $ 99,145     2.73%
                                                           -------------------------------------------------------------------------

Non interest bearing liabilities and other liabilities     $   128,638                           $   113,911

TOTAL LIABILITIES ....................................       5,287,527                             3,692,271

Redeemable preferred stock ...........................          15,387                                13,624
Common stockholders' equity ..........................         699,811                               446,157

TOTAL LIABILITIES, REDEEMABLE PREFERRED                    -----------                           -----------
 STOCK AND COMMON STOCKHOLDERS' EQUITY ...............     $ 6,002,725                           $ 4,152,052
                                                           -----------                           -----------

NET INTEREST SPREAD ..................................                                 1.32%                                   1.01%
                                                                                       ----                                    ----
NET INTEREST INCOME AND NET
  INTEREST MARGIN ....................................                    $118,739     2.00%                      $ 66,655     1.53%
                                                                          -----------------                       -----------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                     EXHIBIT VII

                      CONSOLIDATED STATEMENT OF OPERATIONS
                  (In $ thousands, except percentages & ratios)

----------------------------------------------------------------------------------------------------------------
                                                             FOR THE YEAR         FOR THE THREE MONTHS ENDED
                                                                 ENDED     -------------------------------------
                                                              DEC 31/01    DEC 31/01     MAR 31/02     JUN 30/02
                                                             ---------------------------------------------------

INCOME STATEMENT DATA:
Interest income ...........................................   $ 378,422     $ 76,693     $ 57,103     $  38,321
Interest expense ..........................................    (259,683)     (48,683)     (33,803)      (26,868)
                                                             ---------------------------------------------------
NET INTEREST INCOME .......................................     118,739       28,010       23,300        11,453

Provision for loan losses .................................     (77,144)     (65,644)     (20,000)     (251,898)
                                                             ---------------------------------------------------
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES       41,594      (37,635)       3,300      (240,445)

OTHER INCOME (EXPENSE):
Commission income .........................................      14,934        3,873        2,800         2,410
Commission expense and other charges ......................      (1,243)        (272)        (281)         (429)
Provision for losses on off-balance sheet credit risk .....           0            0            0        (8,051)
Derivatives and hedging activities ........................       7,379        5,521         (317)       (4,296)
Impairment loss on securities .............................     (40,356)     (40,356)           0       (42,008)
Gain on early extinguishment of debt ......................           0            0            0             0
Gain on the sale of loans .................................         565           22           18            10
Gain on the sale of securities available for sale .........       4,798            0           98            22
Other income ..............................................          89           30          133           (35)
                                                             ---------------------------------------------------
NET OTHER INCOME (EXPENSE) ................................     (13,834)     (31,182)       2,451       (52,377)

TOTAL OPERATING EXPENSES ..................................     (23,973)      (6,731)      (4,661)       (5,703)
                                                             ---------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS
   BEFORE INCOME TAX ......................................       3,787      (75,548)       1,090      (298,525)
 Income tax ...............................................         (35)           0           (9)           (9)
                                                             ---------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET .............       3,752      (75,548)       1,081      (298,534)

DISCONTINUED OPERATIONS:
   Loss from operations and disposal of segment ...........      (2,388)      (1,161)        (607)       (1,612)
                                                             ---------------------------------------------------

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE       1,364      (76,709)         474      (300,146)

Cumulative effect of accounting change ....................       1,129            0            0             0
                                                             ---------------------------------------------------
NET INCOME (LOSS) .........................................   $   2,494     ($76,709)    $    474     ($300,146)
                                                              =========     ========     ========     =========
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCKHOLDERS .......   $   1,138     ($77,021)    $    170     ($300,444)

----------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Net income (loss) after preferred stock dividend ..........   $    0.06     ($  4.43)    $   0.01     ($  17.32)
PERFORMANCE RATIOS
Return on average assets ..................................        0.04%       -4.93%        0.04%       -26.30%
Return on average common stockholder's equity .............        0.16%      -44.03%        0.11%      -208.09%
Net interest margin .......................................        2.00%        1.82%        1.72%         0.99%
Net interest spread .......................................        1.32%        1.33%        1.30%         0.50%
Total operating expenses to average assets ................        0.40%        0.43%        0.39%         0.44%
----------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                                FOR THE THREE MONTHS ENDED   FOR THE YEAR
                                                               ----------------------------      ENDED
                                                                   SEP 30/02     DEC 31/02     DEC 31/02
                                                               ------------------------------------------

INCOME STATEMENT DATA:
Interest income ...........................................        $ 37,667       $ 32,710     $ 165,800
Interest expense ..........................................         (21,612)       (16,863)      (99,145)
                                                               ------------------------------------------
NET INTEREST INCOME .......................................          16,055         15,847        66,655

Provision for loan losses .................................               0           (688)     (272,586)
                                                               ------------------------------------------
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES           16,055         15,159      (205,931)

OTHER INCOME (EXPENSE):
Commission income .........................................           1,623          2,092         8,925
Commission expense and other charges ......................            (515)          (690)       (1,915)
Provision for losses on off-balance sheet credit risk .....               0          1,881        (6,170)
Derivatives and hedging activities ........................           4,640           (367)         (341)
Impairment loss on securities .............................          (2,252)            (8)      (44,268)
Gain on early extinguishment of debt ......................           1,430              0         1,430
Gain on the sale of loans .................................               6             15            50
Gain on the sale of securities available for sale .........               0             64           184
Other income ..............................................             (39)           745           803
                                                               ------------------------------------------
NET OTHER INCOME (EXPENSE) ................................           4,892          3,731       (41,302)

TOTAL OPERATING EXPENSES ..................................          (5,093)        (3,848)      (19,306)
                                                               ------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS
   BEFORE INCOME TAX ......................................          15,854         15,042      (266,539)
 Income tax ...............................................              (6)            71            47
                                                               ------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET .............          15,848         15,113      (266,492)

DISCONTINUED OPERATIONS:
   Loss from operations and disposal of segment ...........             (24)          (103)       (2,346)
                                                               ------------------------------------------

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE          15,824         15,010      (268,838)

Cumulative effect of accounting change ....................               0              0             0
                                                               ------------------------------------------
NET INCOME (LOSS) .........................................        $ 15,824       $ 15,010     ($268,838)
                                                                   ========       ========     =========
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCKHOLDERS .......        $ 15,566       $ 14,755     ($269,850)

---------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Net income (loss) after preferred stock dividend ..........        $   0.90       $   0.85       ($15.56)
PERFORMANCE RATIOS
Return on average assets ..................................            1.78%          1.93%        -6.47%
Return on average common stockholder's equity .............           20.83%         18.69%       -60.48%
Net interest margin .......................................            1.63%          1.83%         1.53%
Net interest spread .......................................            1.07%          1.22%         1.01%
Total operating expenses to average assets ................            0.57%          0.50%         0.46%
---------------------------------------------------------------------------------------------------------

                                                                    EXHIBIT VIII

                                CREDIT PORTFOLIO
                             DISTRIBUTION BY COUNTRY
                                 (In $ millions)

-----------------------------------------------------------------------------------------------------------------------------
                                                      OUTSTANDING BALANCE AT
                                   ------------------------------------------------------------------------------------------
                                       (A)             (B)            (C)              (D)
COUNTRY                              31DEC01         30JUN02        30SEP02          31DEC02          (D) - (A)     (D) - (C)
                                   ------------------------------------------------------------------------------------------
   ARGENTINA                          $1,114            $878           $846             $774              (340)          (73)
   BOLIVIA                                26              26              5               14               (12)            9
   BRAZIL                              2,461           1,666          1,291            1,115            (1,346)         (176)
   CHILE                                 114              68             50               49               (65)           (1)
   COLOMBIA                              195             142            148              105               (90)          (43)
   COSTA RICA                             69              51             38               49               (20)           11
   DOMINICAN REPUBLIC                    221             183            178              220                (1)           43
   ECUADOR                                95              74             84               79               (16)           (5)
   EL SALVADOR                            62              27             22                9               (52)          (13)
   GUATEMALA                              28              11             21               29                 1             8
   JAMAICA                                19              20             20               22                 4             2
   MEXICO                              1,062             579            455              230              (832)         (225)
   NICARAGUA                              43              21             14               12               (31)           (1)
   PANAMA                                 82              29              8               19               (63)           11
   PARAGUAY                                1               1              1                2                 1             1
   PERU                                  170             109            121              115               (55)           (7)
   TRINIDAD & TOBAGO                      59              50             27               84                25            57
   VENEZUELA                             274             243            226              168              (105)          (58)
   OTHER                                 302             154            157              136              (166)          (21)
                                      ------          ------         ------           ------           -------         -----

  TOTAL CREDIT PORTFOLIO (1)          $6,397          $4,333         $3,712           $3,232           ($3,165)        ($480)

  UNEARNED INCOME (2)                   ($21)           ($13)          ($10)             ($9)              $11            $1
                                      ------          ------         ------           ------           -------         -----
  TOTAL CREDIT PORTFOLIO,
        NET OF UNEARNED INCOME        $6,376          $4,320         $3,701           $3,222           ($3,154)        ($479)
                                      ======          ======         ======           ======           =======         =====

-----------------------------------------------------------------------------------------------------------------------------

(1) Includes book value of loans, fair value of investment securities, securities purchased under agreements to resell, and off-balance sheet credit risk.

(2)   Represents unearned income for loans and selected investment securities.

There will be a conference call on January 23, 2003 at 11:00 a.m. ET in the U.S. (11:00 a.m. Panamanian time). For those interested in participating, please call 800-446-1671 in the United Sates or, if outside the United States, please dial the applicable international access code + U.S. country code followed by 847-413-3362. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID#6687738 to the telephone operator five minutes before the call is set to begin.
--------------------------------------------------------------------------------

For further information, please access our web site on the Internet at www.blx.com or contact:

      Carlos Yap S.
      Senior Vice President, Finance and Performance Management
      BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

      Head Office

      Calle 50 y Aquilino de la Guardia
      Apartado 6-1497 El Dorado
      Panama City, Republic of Panama
      Tel No. (507) 210-8581
      Fax No. (507) 269 6333
      E-mail Internet address: cyap@blx.com

- Or -

      William W. Galvin
      The Galvin Partnership
      76 Valley Road
      Cos Cob, CT 06807
      U.S.A.
      Tel No. (203) 618-9800
      Fax No. (203) 618-1010
      E-mail Internet address: wwg@galvinpartners.com

--------------------------------------------------------------------------------

The BLADEX Quarterly Earnings Report Conference Call will be available for review on Conference Replay one hour after the conclusion of the conference call. Please dial 888-843-8996 and follow the instructions. The Conference ID# for the call that will be replayed is 6687738.